Happiness Biotech Group Ltd

No. 11, Dongjiao East Road

Shuangxi, Shunchang, Nanping City

Fujian Province, P.R.C.

May 3, 2019

VIA EDGAR

Mary Beth Breslin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Happiness Biotech Group Ltd

Amendment No. 2 to

Registration Statement on Form F-1

Submitted April 18, 2019

CIK No. 0001751876

Dear Ms. Breslin:

Happiness Biotech Group Ltd. (the “Company”, “Happiness,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 30, 2019 regarding our Amendment No.2 to Registration Statement on Form F-1 (the “Amendment No. 2”) previously submitted on April 18, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Amendment No. 3.

Please note that new language we are including in Amendment No. 3 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Cover Page

1. We note your revised disclosures and response to prior comment 1 that your secondary offering will be delayed by 60 days and that therefore the primary and secondary offerings will not be concurrent, and that following the 60 days, the selling shareholder will sell at market or negotiated prices. However, you state that your primary offering is for 120 days, and could be extended by an additional 60 days. As there is a period of time when the two offerings will be concurrent, please add a risk factor addressing the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering. In addition, please restore the risk factor that the prices in the two offerings could differ. Also revise the cover page and the Selling Shareholder Plan of Distribution to clarify that the selling shareholder may sell at market or negotiated prices only after there is an established market for your shares, and the fixed price at which the resales will occur before there is such a market.

Response: As orally discussed with the Staff, we have revised the disclosures on the cover page and in the relevant risk factor and the Selling Shareholder Plan of Distribution to indicate the selling shareholder has agreed not to offer or sell any shares until after the primary offering closes and the Ordinary Share is listed on NASDAQ. As such, the two offering will not be concurrent. We have restored the risk factor, after relevant revision, stating that the prices in the two offerings could differ on page 19.

Risk Factors

Our Memorandum and Articles of Association afford less protection to our shareholders and may discourage claims..., page 13

2. We note your revision in response to prior comment 3. Please expand to disclose whether the provision in Section 161(2) applies to federal securities claims under the Securities Exchange Act of 1934 or the Securities Act of 1933.

Response: In response to Staff’s comment, we have revised the risk factor on page 13.

Exhibits

3. We acknowledge the revised Exhibit 5.1 opinion filed in response to prior comment 9. However, Section 1.5 continues to assume material facts related to the valid issuance opinion as it assumes the accuracy and completeness of all facts and representations made in documents reviewed by counsel. In addition, the newly added Section 1.6 and the second clause of newly added Section 1.7 also contain inappropriate assumptions related to the valid issuance opinion. Please file an amended opinion without these assumptions.

Response: In response to Staff’s comment, we have revised the relevant sections of the Exhibit 5.1 opinion.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xuezhu Wang
Xuezhu Wang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC